20013074

SEC
Mail Processing
Section

MAY 27 2020

Washington DC
410

UNITEDSTATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: METRIC FINANCIAL INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1180 W PEACHTREE STREET SUITE 1910
(No. and Street)

ATLANTA (City) GA (State) 30309 (Zip Code)

SCOTT RYLL 404–465–4294
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren & Company CPAs, Chartered
(Name – *if individual, state last, first, middle name*)

505 North MurLen Road (Address) Olathe (City) KS (State) 66062 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT RYLL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of METRIC FINANCIAL INC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT/CEO/CCO

Title

Notary Public

Commission Expires 11-24-2023

Merel J Harrison
NOTARY PUBLIC
Baldwin County, GEORGIA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Metric Financial Inc.

Annual Audited Report
Form X-17A-5 PartIII

For the Period January 1, 2019 to December 31, 2019

METRIC FINANCIAL INC.

Index to Financial Statements
December 31, 2019

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Metric Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Metric Financial, Inc. as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Metric Financial, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Metric Financial, Inc.'s management. Our responsibility is to express an opinion on Metric Financial, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Metric Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I has been subjected to audit procedures performed in conjunction with the audit of Metric Financial, Inc.'s financial statements. The supplemental information is the responsibility of Metric Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co

We have served as Metric Financial, Inc.'s auditor since 2020.

Olathe, Kansas
May 19, 2020

METRIC FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS	2019
Current Assets:	
Cash	$ 249,870
Accounts Receivable	105,830
Due from Parent Company	22,919
Total Current Assets	$ 378,619
LIABILITIES and STOCKHOLDERS' EQUITY	
Current Liabilities:	
Accounts payable and accrued expenses	$ 49,200
Income tax - current	60,908
Total Current Liabilities	110,108
Long Term Liabilities:	
Income tax - deferred	13,397
Total Liabilities	123,505
Stockholders' Equity:	
Capital stock, $1 par value, 80,000 shares authorized 2,723 shares issued and outstanding	2,723
Additional paid in capital	31,448
Retained earnings	220,943
Total Stockholder's Equity	255,114
Total Current Liabilities and Stockholders' Equity	$ 378,619

The Notes to Financial Statements are an integral part of this report.

METRIC FINANCIAL, INC.
STATEMENT OF FINANCIAL OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

		2019
Offering Manager Fee Revenue	$	398,387
General and Administrative Expenses:		
Consulting fees		50,000
Professional fees		51,830
Compliance fees		6,396
Other expenses		1,397
Total General and Administration Expenses		109,623
		288,764
Interest income		1,006
Net income (loss) before income taxes		289,770
Provision for income taxes		74,305
Net income (loss)	$	215,465

The Notes to Financial Statements are an integral part of this report.

METRIC FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance - beginning of year	$ 2,723	$ 20,637	$ 5,478	$ 28,838
Capital contribution	$ -	$ 10,811	$ -	$ 10,811
Net Income (Loss)	$ -	$ -	$ 215,465	$ 215,465
Balance - end of year	$ 2,723	$ 31,448	$ 220,943	$ 255,114

The Notes to Financial Statements are an integral part of this report.

METRIC FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

		2019
Cash flows from operating activities:		
Net income (loss)	$	215,465
Change in assets and liabilities:		
(Increase) decrease in accounts receivable		(105,830)
(Increase) decrease in amount due from parent company		(916)
Increase (decrease) in accounts payable and accrued expenses		40,885
Increase (decrease) in income taxes - current		74,305
Net cash provided (used) by operating activities		223,909
Cash flows from investing activities:		-
Cash flows from financing activities:		
Increase in additional paid in capital		10,811
Net increase (decrease) in cash		234,720
Cash - beginning of year		15,150
Cash - end of year	$	249,870
Supplemental disclosure of cash flow information:		
Interest paid during the year		-
Income tax paid during the year	$	-

The Notes to Financial Statements are an integral part of this report.

METRIC FINANCIAL INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2019

Note 1 - Nature of Business

Metric Financial Inc. (the "Company") formerly known as Newbury Piret Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The company provides the ability to transact from outside sources in order to distribute investment products and assist in the free flow of securities in the open market. The Company does not hold funds or securities for the accounts of its customers.

The company is currently an 80% subsidiary of Skyworks Company (recent name change of the parent company formerly known as Newbury Piret & Company, Inc.). Metric Financial, LLC has entered into an agreement to purchase Metric Financial, Inc. and is in the process of applying for ownership change with FINRA pursuant to completion of audit results. Metric Financial, LLC presently owns 20% and after regulatory approval of the ownership change will acquire 100% of the company, Metric Financial, Inc.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting
The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period it is earned rather than when received and records expenses in the period in which incurred rather than when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Revenue Recognition

The Company has adopted Financial accounting Standards Board ("FASB") Accounting Standards Update 2014-09, Revenue from Contracts with Customers ("ASU 2014-09") and the FASB's Accounting Standards Update 2016-08, Principal vs Agent Considerations ("ASU-2016-09"). The income reported on the Statement of Financial Operations is comprised of private placement fees and other service fees. The Company considers revenue to be generated when the Company satisfies a performance obligation. Revenue is considered earned when a) Evidence of an arrangement exists; b) The fee is fixed or able to be determinable; C) Performance has occurred; d) Collectability is reasonable assured.

Revenues from fees arising from private securities placement in which the Company acts as an agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Typically, fees are recorded based upon the capital commitments obtained as of the closing for a respective placement when all performance obligations to the client have been completed. Revenues from fees arising from mergers, acquisitions and other corporate reorganization transactions are

Note 3 (continued) – Revenue Recognition

recorded as success fees based on the achievement of performance obligations, agreed upon with the client, such as closing of the transaction.

Note 4 - Accounts Receivable

At December 31, 2019, accounts receivable consisted of current billings that were collected in January 2020. Accounts receivable are stated at the amount management expects to collect from outstanding accounts. Management provides for probable uncollectable accounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Accounts that are unpaid after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2019, no allowance for uncollectable accounts was deemed necessary.

Note 5 - Related Party

Metric Financial, Inc. is an 80% owned subsidiary of Skyworks Company, and provided no billable services to the parent company in 2019.

A note receivable from the parent company consists of an unsecured promissory note that accrues interest at a rate of 5% annually. The total amount due from the parent company at December 31, 2019 amounted to $22,919. Due from parent company is a receivable with no repayment terms. Interest was $1006 for the year ended December 31, 2019.

Metric Financial, LLC is solely owned by Bilal Malik of Malik Law Group ("MLG") which has entered into an expense sharing agreement with Metric Financial, Inc. Once the ownership approval is received by FINRA, related parties, Skyworks and Metric Financial, LLC will finalize the purchase agreement specifics and offset necessary payables and/or receivables within the same calendar year.

Note 6 - Net Capital Requirements

Metric Financial Inc. is subject to the SEC Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $126,235 which was $118,001 in excess of its required net capital of $8,234 USD.

Note 7 – Concentration

Concentration of Revenue
The Company had certain customers whose revenue individually represented the total revenue generated in 2019. For the three months ended December 31, 2019, two customers accounted for

---

Note 7 (continued)– Concentration

100% of revenue, with one customer accounting for 65.7% of revenue and the other 34.3%, respectively.

Concentration of Credit Risk
The company maintains its cash balances in financial institutions. During the year, the balances may exceed insured limits.

Note 8 – Fair Value Measurements

Fair Value - GASB Statement No. 72, *Fair Value Measurement and Application*, defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Statement establishes a three-level hierarchy of inputs used to measure fair value.

- *Level 1* inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
- *Level 2* inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- *Level 3* inputs are unobservable inputs, such as management's assumption of the default rate among underlying mortgages of a mortgage-backed security.

The standards provide guidance on applying fair value to alternative investments, such as hedge and private equity funds. It also enhances disclosure requirements around those types of investments.
Fair value measurements are based not on entry prices, but rather on exit prices—the price that would be received to sell the asset or paid to transfer the liability. While entry and exit prices differ conceptually, in many cases they may be identical and can be considered to represent fair value of the asset or liability at initial recognition.

Note 9 – Income Taxes

Federal and state income taxes of $74,305 have been recorded by the company for the year ended December 31, 2019. The current tax liability is $60,352 and deferred taxes are $13,953 due to the difference in books (accrual basis) and tax (cash basis). Metric Financial, Inc presently is structured as a C Corporation under United States federal income tax law. There were no material or uncertain tax positions to be accounted for in the financial statements nor any specific differences in the book and tax records. All Federal and State tax returns will be filed in a timely manner and will be subject to examination by the taxing authorities as applicable.

Note 10 – Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were available to be issued.

Metric Financial, Inc. had a delay with their audit due to unforeseen events. The coronavirus pandemic did not negatively impact the Company directly, but did impact key personnel involved with obtaining audit information in a timely fashion. Also, personal events in the ownership structures impacted the timeliness and execution of the year ending 2019 audit. The engagement was not formally initiated until after March 2, 2020 and the transfer of information due to the departure of key personnel in 2020 impacted the effectiveness of the transition. Auditor withdrawal due to invoice discrepancy that could not be resolved led to second audit engagement beginning May 2020 that was completed in a timely and efficient manner.

Note 11 – Commitments and Contingencies

Metric Financial, Inc. has made no guarantees, does not have any pending lawsuits or arbitration claims and has no commitments.

METRIC FINANCIAL INC.

Schedule I
December 31, 2019

Computation of Net Capital
Under Rule 15C3-1 of the Securities and Exchange Commission

Total Capital		$ 255,114
Deductions for Non-Allowable Assets		
	Notes, Loan receivables and prepaid expenses	$ 128,749
Net Capital before haircuts		$ 126,365
Haircuts on Securities		
	Money market accounts	$ 130
Net Capital		$ 126,235

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital required 6.2/3% of total aggregate indebtedness	$ 8,234
Minimum Dollar Net Capital Requirement of Reporting Broker Dealer	$ 5,000
Net Capital Requirement or Minimum Dollar in Accordance with Rule 15C3-1	$ 8,234
Excess Net Capital	$ 118,001
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 113,885

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities	$ 123,505
Subordinated Debt	$ -
Total Aggregate Indebtedness to Net Capital	$ 123,505
Percentage of Aggregate Indebtedness to Net Capital	97.84%

RECONCILIATION OF NET CAPITAL

Net Capital reported on Part IIA Focus Report	$ 232,065
Adjustment to Allowable Assets	$ 105,830
Net Capital per Audited Financial Statement	$ 126,235

The Notes to Financial Statements are an integral part of this report.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Metric Financial, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2019, in which (1) Metric Financial, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Metric Financial, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (exemption provision) and (2) Metric Financial, Inc. stated that Metric Financial, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Metric Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Metric Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

David Lundgren & Co.

Olathe, Kansas
May 19, 2020

METRIC FINANCIAL INC.

Metric Financial Inc. f/k/a Newbury Piret Company

Report of Exemption from SEC Rule 15c3-3

I, Scott Ryll, President of Metric Financial Inc. f/k/a Newbury Piret Company, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2019.

Metric Financial Inc. claims Exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision. Metric Financial Inc. did not hold any customer funds or securities at any time during the year.

Metric Financial Inc. met the identified exemption provisions throughout the reporting period of January 1, 2019 through December 31, 2019 without exception.

Scott Ryll

Scott Ryll
Metric Financial, Inc.